Shareholder Report
Quarter Ended
April 3, 2016

Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	3
3.0 Our business	5
4.0 Strategy and objectives	10
5.0 Operating results	11
6.0 Financial condition	19
7.0 Cash flows	21
8.0 Liquidity and capital resources	23
9.0 Legal proceedings	25
10.0 Outlook	25
11.0 Financial risk management	26
12.0 Critical accounting estimates and judgments	26
13.0 Accounting policies and new accounting standards not yet applied	26
14.0 Internal control over financial reporting	27
15.0 Risks and uncertainties	27
16.0 Definition and reconciliation of non-GAAP financial measures	28

Condensed interim consolidated financial statements	31

Notes to condensed interim consolidated financial statements	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

On December 4, 2014, the Company announced that it would be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end is now on the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company’s reported results for fiscal 2015 included the 15-month transition period from October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis began on January 4, 2016 and will end on January 1, 2017.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended April 3, 2016. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016, and the related notes, and with our MD&A for the 15-month period ended January 3, 2016 (2015 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to May 4, 2016, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 4, 2016.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

Additional information about Gildan, including our 2015 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Our Business – Our Operations”, “Strategy and objectives”, “Liquidity and Capital Resources – Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.0	OUR BUSINESS

Recent Development

On May 4, 2016, the Company announced that it signed a definitive agreement to acquire 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (Alstyle), which constitute the apparel division of Ennis, Inc., for cash consideration of $110 million. The acquisition will be financed by the utilization of the Company’s long-term bank credit facilities. The acquisition is subject to regulatory and customary closing conditions and is expected to close before the end of June 2016. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada and Mexico and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

3.1 Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We market our products through two main distribution channels. We sell our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. Our other main channel of distribution is in retail markets in the U.S. and Canada, where our products are sold to a broad spectrum of retailers. We market our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

We manufacture the vast majority of our products in vertically-integrated, large-scale manufacturing facilities which we own and operate. As a vertical manufacturer, employing over 42,000 employees worldwide, we control essentially all aspects of our production processes and operate with a strong commitment to industry-leading labour and environmental practices at all of our facilities. Our manufacturing operations are primarily located in Central America, the Caribbean Basin, the United States and Bangladesh, all of which are strategically positioned to efficiently service the quick replenishment needs of our customers.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 50 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (“blanks”) primarily to wholesale distributors who sell our products to screenprinters and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified

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MANAGEMENT’S DISCUSSION AND ANALYSIS

range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products
Gildan® Gildan Performance® Anvil® Comfort Colors® New Balance®(1)	Activewear: T-shirts, fleece, sport shirts
(1) Under license agreement for distribution rights in the U.S. and Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned and licensed brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Primary retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® (3)	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® (3)	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot® (3)	Legwear, foot solutions/socks	Food and drug
Secret Silky™	Sheer/pantyhose	Food and drug
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.
(3) Secret® and Silks® are registered trademarks in Canada only. Kushyfoot® is a registered trademark in the U.S. only.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knits the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing, and packaging capabilities.

Our textile, sock, and sewing operations are primarily based in our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin which are strategically located to efficiently service the quick replenishment requirements of our markets. In Central America, at our Rio Nance complex in Honduras, we operate three large-scale vertically-integrated textile facilities, with an additional facility that is being developed in 2016, and two sock manufacturing facilities. We also operate an additional textile facility in Honduras which we integrated as part of the acquisition of Anvil Holdings, Inc. (Anvil) in fiscal 2012. Our sewing facilities in Central America are located in Honduras and Nicaragua, mainly in leased premises. In our Caribbean Basin manufacturing hub, we operate a large-scale vertically-integrated textile facility and three sewing facilities. In addition, we own a vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have a small garment dyeing facility in the U.S. as a result of the acquisition of Comfort Colors and are also investing in garment dyeing capacity in Honduras. Our sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our own yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with whom we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪Clarkton, NC ▪Cedartown, GA ▪Salisbury, NC – (2 facilities) ▪Mocksville, NC
Textile facilities			▪Honduras (4 facilities) -Rio Nance 1 -Rio Nance 2 -Rio Nance 5 -Anvil Knitwear Honduras	▪Dominican Republic	▪Bangladesh
Garment dyeing facilities		▪New Bedford, MA	▪Honduras
Sewing facilities(1)			▪Honduras (4 facilities) ▪Nicaragua (3 facilities)	▪Dominican Republic (3 facilities)	▪Bangladesh
Sock / Sheer manufacturing facilities	▪Montreal, QC		▪Honduras -Rio Nance 3 -Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Yarn-spinning capacity expansion
Starting in 2013, we began to execute a significant yarn-spinning manufacturing initiative by investing in the development of own yarn-spinning facilities for the production of open-end and ring-spun yarn, in order to support our projected sales growth and planned capacity expansion and in-line with our business model of investing in global vertically-integrated low-cost manufacturing technology. We now operate five yarn-spinning facilities in the United States, of which four are located in North Carolina and one facility is in Georgia. Our most recently constructed facility located in Mocksville, North Carolina is expected to be fully ramped-up during 2016.

Textile manufacturing expansion
In addition to our current manufacturing base, we are expanding textile capacity in order to support growth in the markets in which we compete. We are currently investing in the development of a new textile facility at our Rio Nance complex, Rio Nance 6, and in the further expansion of existing facilities, including the Company’s facility in Bangladesh. Rio Nance 6 is expected to be our largest facility, which will support capacity needs over the next few years. The Company also owns land in the province of Guanacaste in north-western Costa Rica, which is intended to be the location for the next greenfield capacity expansion initiative to be developed after 2018.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. We service printwear and retail markets primarily out of our distribution centres in the U.S. and a distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe, and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate retail stores located in outlet malls throughout the Eastern United States.

3.3.3 Employees and corporate office
We currently employ over 42,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the Gildan® and Gold Toe® brands.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an increasingly important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis, Inc. (refer to “Recent Development” under section 3.0), Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for their private label brands primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories of the North American printwear market, including basics, and the faster growing fashion basics and sports performance categories where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category, we market our products under the Gildan® brand, the leading brand in this category. In the fashion basics segment, we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion-oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, and expanding our global product offering in performance garments, ladies styles, sport shirts and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution and by leveraging our brands.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

sheer hosiery. Although we are primarily focused on further developing our Company-owned and licensed brands, we are also building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained in Section 3.3.1 entitled “Manufacturing” in this MD&A.

4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our criteria. We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial criteria, including return on investment thresholds, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2015 Annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended	Apr 3,	Jan 3,	Oct 4,	Jul 5,	Apr 5,	Jan 4,	Oct 5,	Jul 6,
(in $ millions, except per share amounts)	2016	2016	2015	2015	2015(1)	2015	2014(2)	2014

Net sales	593.3	543.8	674.5	714.2	636.2	390.6	666.0	693.8
Net earnings (loss)	63.2	67.6	123.1	99.4	56.0	(41.2)	122.7	116.0
Net earnings (loss) per share
Basic(3)	0.26	0.28	0.51	0.41	0.23	(0.17)	0.50	0.48
Diluted(3)	0.26	0.28	0.50	0.41	0.23	(0.17)	0.50	0.47
Weighted average number of
shares outstanding (in ‘000s)
Basic	242,637	243,183	242,257	241,856	241,360	243,852	243,968	243,584
Diluted	243,355	244,174	244,063	243,809	243,513	243,852	246,558	246,428
(1) Reflects the acquisition of Comfort Colors from March 2, 2015.
(2) Reflects the acquisition of Doris from July 7, 2014.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Comfort Colors effective March 2, 2015 and the acquisition of Doris effective July 7, 2014. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, SG&A expenses and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2015 annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

In December 2014, the Company reduced Printwear net selling prices in North America and also applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the fourth calendar quarter of 2014. The reduction in selling price reductions also reflected the decline in the price of cotton futures that occurred in the latter half of 2014, even though the Company only began to benefit from lower cotton costs starting in the second calendar quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the fourth calendar quarter of 2014. In addition, results for the first half of 2015 were negatively impacted by the misalignment between the timing of lower Printwear net selling prices and lower manufacturing and cotton costs. Results during the fourth quarter of 2014 and the first quarter of 2015 included the negative impact on Branded Apparel margins from the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail programs during 2014.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 Selected financial information

	Three months ended
(in $ millions, except per share amounts	April 3,	April 5,	Variation
or otherwise indicated)	2016	2015	$	%

Net sales	593.3	636.2	(42.9)	(6.7)%
Gross profit	156.4	139.9	16.5	11.8%
SG&A expenses	79.2	77.1	2.1	2.7%
Operating income	70.3	61.4	8.9	14.5%
Adjusted operating income(1)	77.1	62.9	14.2	22.6%
Adjusted EBITDA(1)	111.8	92.2	19.6	21.3%
Net earnings	63.2	56.0	7.2	12.9%
Adjusted net earnings(1)	69.0	57.5	11.5	20.0%

Basic EPS	0.26	0.23	0.03	13.0%
Diluted EPS	0.26	0.23	0.03	13.0%
Adjusted diluted EPS(1)	0.28	0.24	0.04	16.7%

Gross margin	26.4%	22.0%	n/a	4.4 pp
SG&A expenses as a percentage of sales	13.3%	12.1%	n/a	1.2 pp
Operating margin	11.8%	9.6%	n/a	2.2 pp
Adjusted operating margin(1)	13.0%	9.9%	n/a	3.1 pp

	April 3,	January 3,	Variation
	2016	2016	$	%

Total assets	2,974.7	2,834.3	140.4	5.0%
Total non-current financial liabilities	590.5	380.9	209.6	55.0%
Cash dividend declared per common share	0.078	0.065	0.013	20.0%
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.4 Consolidated operating review

5.4.1 Net sales
	Three months ended
	April 3,	April 5,	Variation
(in $ millions, or otherwise indicated)	2016	2015	$	%

Segmented net sales:
Printwear	392.1	431.3	(39.2)	(9.1)%
Branded Apparel	201.2	204.9	(3.7)	(1.8)%
Total net sales	593.3	636.2	(42.9)	(6.7)%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in consolidated net sales for the three months ended April 3, 2016, compared to the corresponding quarter of the prior year was mainly due to anticipated unfavourable impacts from lower distributor inventory replenishment, the Company’s decision to exit certain non-core retailer private label programs, as well as lower Printwear net selling prices and unfavourable product-mix. In addition, net sales were negatively affected by an approximate $7 million impact resulting from foreign currency exchange due to a stronger U.S. dollar compared to the same period last year. These factors more than offset the benefit of positive sell-through of the Company’s products in U.S. and international printwear markets and increased Branded Apparel sales outside of private label programs.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.2 Gross profit
	Three months ended
	April 3,	April 5,
(in $ millions, or otherwise indicated)	2016	2015	Variation

Gross profit	156.4	139.9	16.5
Gross margin	26.4%	22.0%	4.4 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in gross profit in the three months ended April 3, 2016 compared to the same period last year reflected higher gross margins in both operating segments. Consolidated gross margins for the quarter ended April 3, 2016 increased by 440 basis points compared to the same quarter of the prior year due primarily to manufacturing cost savings, reflecting the benefit from the Company’s investments in yarn spinning and other capital projects, and lower raw material and other input costs.

5.4.3 Selling, general and administrative expenses
	Three months ended
	April 3,	April 5,
(in $ millions, or otherwise indicated)	2016	2015	Variation

SG&A expenses	79.2	77.1	2.1
SG&A expenses as a percentage of sales	13.3%	12.1%	1.2 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The slight increase in SG&A expenses in the three months ended April 3, 2016 compared to the corresponding period in the prior year was mainly due to higher variable compensation expenses and increased information technology costs, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses.

5.4.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three months ended April 3, 2016 were $6.8 million, compared to $1.5 million for the same period last year.

Restructuring and acquisition-related costs for the three months ended April 3, 2016 relate primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions.

Restructuring and acquisition-related costs for the three months ended April 5, 2015 relate primarily to costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

5.4.5 Operating income and adjusted operating income
	Three months ended
	April 3,	April 5,
(in $ millions, or otherwise indicated)	2016	2015	Variation

Operating income	70.3	61.4	8.9
Adjustment for:
Restructuring and acquisition-related costs	6.8	1.5	5.3
Adjusted operating income(1)	77.1	62.9	14.2

Operating margin	11.8%	9.6%	2.2 pp
Adjusted operating margin(1)	13.0%	9.9%	3.1 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDEDAPRIL 3, 2016 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in operating income and adjusted operating income for the three months ended April 3, 2016 compared to the same period last year was due to higher operating margins and adjusted operating margins, which improved by 220 and 310 basis points respectively. These margin improvements were mainly attributable to the benefit of manufacturing cost savings driven by the Company’s capital investments and lower raw material and other input costs, partly offset by higher SG&A expenses. Operating margins were also unfavourably impacted by higher restructuring and acquisition-related costs compared to the same period last year.
5.4.6 Financial expenses, net
	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015	Variation

Interest expense on financial
liabilities recorded at amortized cost	1.9	1.4	0.5
Bank and other financial charges	1.0	1.0	-
Interest accretion on discounted provisions	0.1	0.1	-
Foreign exchange loss	1.9	0.5	1.4
Financial expenses, net	4.9	3.0	1.9
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three months ended April 3, 2016 compared to the same period last year was mainly due to higher interest expense as a result of higher effective interest rates on our long-term bank credit facilities, as well as a higher foreign exchange loss in the current period mainly due to the unfavourable revaluation of net monetary assets denominated in foreign currencies.

5.4.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended
	April 3,	April 5,
(in $ millions, or otherwise indicated)	2016	2015	Variation

Earnings before income taxes	65.4	58.4	7.0
Income tax expense	2.2	2.4	(0.2)
Average effective income tax rate	3.4%	4.1%	(0.7) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three months ended April 3, 2016, the average effective income tax rate was lower than the Company’s previously assumed effective income tax rate of approximately 5% for fiscal 2016. The lower effective income tax rate was mainly due to a tax recovery on restructuring and acquisition-related costs. The average effective income tax rate for the three months ended April 3, 2016 was comparable to the average effective income tax rate for the three months ended April 5, 2015.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
	Three months ended
(in $ millions,	April 3,	April 5,
except per share amounts)	2016	2015	Variation

Net earnings	63.2	56.0	7.2
Adjustments for:
Restructuring and acquisition-related costs	6.8	1.5	5.3
Income tax recovery on restructuring and acquisition-related costs	(1.0)	-	(1.0)
Adjusted net earnings(1)	69.0	57.5	11.5

Basic EPS (2)	0.26	0.23	0.03
Diluted EPS (2)	0.26	0.23	0.03
Adjusted diluted EPS(1)(2)	0.28	0.24	0.04
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net earnings for the three months ended April 3, 2016 compared to the corresponding quarter in the prior year was mainly attributable to the increase in operating income, partly offset by higher financial charges.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5 Segmented operating review

	Three months ended
	April 3,	April 5,	Variation
(in $ millions, or otherwise indicated)	2016	2015	$	%

Segmented net sales:
Printwear	392.1	431.3	(39.2)	(9.1)%
Branded Apparel	201.2	204.9	(3.7)	(1.8)%
Total net sales	593.3	636.2	(42.9)	(6.7)%

Segment operating income:
Printwear	85.2	84.0	1.2	1.4%
Branded Apparel	14.9	2.2	12.7	n.m.
Total segment operating income	100.1	86.2	13.9	16.1%
Corporate and other(1)	(29.8)	(24.8)	(5.0)	20.2%
Total operating income	70.3	61.4	8.9	14.5%
n.m.: not meaningful
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Three months ended
	April 3,	April 5,
	2016	2015	Variation

Segment operating margin:
Printwear	21.7%	19.5%	2.2 pp
Branded Apparel	7.4%	1.1%	6.3 pp

5.5.1 Printwear
Net sales
The decline in Printwear sales was mainly due to the anticipated impact of lower inventory replenishment by distributors and lower net selling prices, combined with unfavourable product-mix due to a lower proportion of fleece sales and the negative impact of foreign exchange rates. These factors more than offset the impact of positive point of sales growth in the U.S. and international printwear markets.

Operating income
The increase in Printwear operating income was mainly due to manufacturing cost savings and raw material and other input costs which more than offset the impact of lower volumes and net selling prices, unfavourable product-mix and the negative impact of foreign currency exchange rates.

5.5.2 Branded Apparel
Net sales
The decrease in Branded Apparel segment sales was primarily due to the Company’s decision to exit certain private label programs, and lower Gold Toe® sales reflecting the continued weakness in the department store and national chain channels, which also contributed to unfavorable mix in the quarter. The unfavourable impact of these factors more than offset growth in Gildan® branded sales in the quarter.

Operating income
The significant improvement in Branded Apparel operating margins was attributable to the benefit of manufacturing cost savings due to Gildan’s investments in yarn spinning and other capital projects, lower raw material and other input costs, and the non-recurrence of transitional manufacturing costs in the prior year quarter.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities

	April 3,	January 3,
(in $ millions)	2016	2016	Variation

Cash and cash equivalents	53.5	50.7	2.8
Trade accounts receivable	434.3	306.1	128.2
Inventories	861.9	851.0	10.9
Prepaid expenses, deposits and other current assets	43.9	42.9	1.0
Assets held for sale	2.8	2.8	-
Accounts payable and accrued liabilities	(253.4)	(232.3)	(21.1)
Income taxes payable	(1.8)	(1.0)	(0.8)
Total working capital	1,141.2	1,020.2	121.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a significantly lower offset for accruals for sales discounts in trade accounts receivable compared to the end of the fourth quarter of calendar 2015, the impact of seasonally higher sales in the first quarter of fiscal 2016 compared to the fourth quarter of calendar 2015, and the impact of longer payment terms with a major retailer. The lower accrual for sales discounts is due to three months of accrual for Printwear annual sales discount programs being offset in trade accounts receivable at the end of the first quarter of fiscal 2016 compared to twelve months of accrual for these programs at the end of the fourth quarter of calendar 2015.

•	The slight increase in inventories is mainly due to seasonal increases in sock inventories partially offset by the impact of manufacturing cost savings and lower raw material and other input costs.

•
The increase in accounts payable and accrued liabilities is mainly due to a seasonal increase in liabilities compared to the fourth quarter of calendar 2015 which included the impact of the holiday period manufacturing downtime, and $10.3 million of accrued liabilities related to share repurchases under the normal course issuer bid that were executed prior to the end of the first quarter of fiscal 2016, but for which settlement occurred post quarter-end.

•
Working capital was $1,141.2 million as at April 3, 2016, compared to $1,020.2 million as at January 3, 2016. The current ratio at the end of the first quarter of 2016 was 5.5, compared to 5.4 at the end of fiscal 2015.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, January 3, 2016	1,044.4	336.8	190.6
Net capital additions	31.4	0.5	-
Depreciation and amortization	(29.8)	(5.1)	-
Balance, April 3, 2016	1,046.0	332.2	190.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	Capital additions related primarily to investments for the completion of the Company’s new yarn-spinning facility in Mocksville, NC, and textile and sewing capacity expansion projects.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects amortization of $5.1 million.

6.3 Other non-current assets and non-current liabilities

	April 3,	January 3,
(in $ millions)	2016	2016	Variation

Deferred income tax assets	1.8	2.8	(1.0)
Other non-current assets	7.8	6.1	1.7

Long-term debt	584.0	375.0	209.0
Other non-current liabilities	40.3	37.6	2.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	Other non-current liabilities include provisions, employee benefit obligations, and contingent consideration in connection with a business acquisition.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.0	CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015	Variation

Net earnings	63.2	56.0	7.2
Adjustments to reconcile net earnings
to cash flows from (used in) operating activities(1)	41.5	35.6	5.9
Changes in non-cash working capital balances	(125.3)	(116.8)	(8.5)
Cash flows used in operating activities	(20.6)	(25.2)	4.6
(1) Includes depreciation and amortization of $34.7 million (2015 - $29.4 million).
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The slight year-over-year improvement in operating cash flows of $4.6 million was mainly due higher net earnings for the three months ended April 3, 2016 compared to the three months ended April 5, 2015, and higher depreciation and amortization included in net earnings compared to the same period last year, partially offset by a higher increase in non-cash working capital as explained below.

•
The net increase in non-cash working capital was $125.3 million during the three months ended April 3, 2016, compared to an increase of $116.8 million during the three months ended April 5, 2015. The increase in non-cash working capital during both periods was due primarily to seasonal increases in trade accounts receivable as noted in the ‘Financial Condition’ section of this MD&A.

7.2 Cash flows from (used in) investing activities

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015	Variation

Purchase of property, plant and equipment	(31.8)	(82.1)	50.3
Purchase of intangible assets	(6.2)	(1.4)	(4.8)
Business acquisition	-	(103.4)	103.4
Proceeds on disposal of assets held
for sale and property, plant and equipment	0.1	0.6	(0.5)
Cash flows used in investing activities	(37.9)	(186.3)	148.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The lower use of cash in investing activities during the three months ended April 3, 2016 compared to the same period last year reflected lower capital spending mainly due to lower yarn spinning investments, and the impact of the acquisition of Comfort Colors during the same period last year.

•
Capital expenditures for the three months ended April 3, 2016 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending January 1, 2017 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015	Variation

Cash flows used in operating activities	(20.5)	(25.1)	4.6
Cash flows used in investing activities	(37.9)	(186.3)	148.4
Adjustment for:
Business acquisition	-	103.4	(103.4)
Free cash flow(1)	(58.4)	(108.0)	49.6
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The year-over-year improvement in free cash flow of $49.6 million was mainly due to a decrease in capital expenditures primarily as a result of lower yarn spinning investments.

7.4 Cash flows from (used in) financing activities

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015	Variation

Increase in amounts drawn under
long-term bank credit facilities	209.0	219.0	(10.0)
Dividends paid	(18.7)	(32.1)	13.4
Proceeds from the issuance of shares	0.5	0.8	(0.3)
Repurchase and cancellation of shares	(129.8)	-	(129.8)
Cash flows from financing activities	61.0	187.7	(126.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for three months ended April 3, 2016 reflected a $209.0 million increase in funds drawn on our long-term bank credit facilities, which was mainly used to finance the repurchase and cancellation of common shares under the normal course issuer bid (NCIB) as discussed in section 8.6 of this MD&A, and our capital expenditures.

•
The Company paid $18.7 million of dividends during the three months ended April 3, 2016 for dividends declared in February 2016. The Company paid $32.1 million of dividends during the three months ended April 5, 2015 for two quarterly dividends which were paid in the same quarter.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

Our primary uses of funds are for working capital requirements, capital expenditures, payment of dividends, the repurchase of shares, and business acquisitions. In recent years, we have funded our requirements with cash generated from operations and with funds drawn from our long-term bank credit facilities which are described below.

	April 3,	January 3,
(in $ millions)	2016	2016

Long-term debt and total indebtedness(1)	584.0	375.0
Cash and cash equivalents	(53.5)	(50.7)
Net indebtedness(1)	530.5	324.3
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion which matures in April 2021. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). As at April 3, 2016, $410.0 million (January 3, 2016 - $375.0 million) was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.6%. In addition, an amount of $24.9 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 3, 2016.

In addition, during March 2016, the Company entered into a new unsecured long-term bank credit facility of $300 million which matures in March 2018. The facility has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. Amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread of 1.0% during the revolving period and 1.25% during the term-out period. As at April 3, 2016, $174.0 million was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.4%. The $300 million long-term bank credit facility requires the Company to comply with the same covenants as the $1 billion revolving long-term bank credit facility described above.

The Company continues to project capital expenditures of approximately $200 million in 2016 primarily related to textile capacity expansion, the completion of its yarn-spinning manufacturing initiative and the expansion of sewing facilities to support growth. Projected investments in textile manufacturing in 2016 include expenditures towards the development of the new Rio Nance 6 facility and the further expansion of existing facilities, including the Company’s facility in Bangladesh.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term bank credit facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.2 Off-balance sheet arrangements and contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at April 3, 2016.

	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(in $ millions)	amount	cash flows	1 year	years	years	5 years

Accounts payable and accrued liabilities	253.4	253.4	253.4	-	-	-
Long-term debt	584.0	584.0	-	174.0	-	410.0
Purchase obligations	-	271.3	267.5	3.8	-	-
Operating leases and other obligations	-	199.6	60.6	75.3	19.9	43.8
Total contractual obligations	837.4	1,308.3	581.5	253.1	19.9	453.8

As disclosed in note 23 to our fiscal 2015 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 3, 2016, the maximum potential liability under these guarantees was $59.2 million, of which $11.1 million was for surety bonds and $48.1 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at April 3, 2016, the Company’s outstanding derivative financial instruments were mainly related to foreign exchange and commodity forward and option contracts, in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 29, 2016 there were 235,758,952 common shares issued and outstanding along with 1,878,071 stock options and 285,951 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid $18.7 million of dividends during the three months ended April 3, 2016 for dividends declared in February 2016. On May 4, 2016, the Board of Directors declared a quarterly cash dividend of $0.078 per share for an expected aggregate payment of $18.6 million which will be paid on June 13, 2016 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

holders of record on May 19, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term bank credit facilities require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

On February 24, 2016, the Company announced the initiation of an NCIB beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the NCIB, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

During the three months ended April 3, 2016, the Company repurchased for cancellation a total of 5,239,257 common shares under the NCIB for a total cost of $140.1 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers. Of the total cost of $140.1 million, $3.2 million was charged to share capital and $136.9 million was charged to retained earnings. Of the 5,239,257 common shares purchased for cancellation, the settlement of 339,534 common shares occurred post quarter-end, for which $10.3 million is recorded in accounts payable and accrued liabilities as at April 3, 2016.

9.0	LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated May 4, 2016 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

11.0	FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, commodity price risk, and interest rate risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2015 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manages those risks.
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2015 audited consolidated financial statements. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities for the remainder of this financial year are as follows:
•	Allowance for doubtful accounts
•	Sales promotional programs
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Valuation of statutory severance and pre-notice obligations and the related costs
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our fiscal 2015 audited consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016 were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our fiscal 2015 audited consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.26

MANAGEMENT’S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. For a detailed description of IFRS 16, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2016.

14.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on January 4, 2016 and ended on April 3, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0	RISKS AND UNCERTAINTIES

In our 2015 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2015 Annual MD&A include risks associated with:

•	Our ability to implement our growth strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic and financial conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate, identify or react to changes in consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.27

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	Our reliance on certain international trade agreements and preference programs which are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
	April 3,	April 5,
(in $ millions, except per share amounts)	2016	2015

Net earnings	63.2	56.0
Adjustments for:
Restructuring and acquisition-related costs	6.8	1.5
Income tax recovery on restructuring
and acquisition-related costs	(1.0)	-
Adjusted net earnings	69.0	57.5
Basic EPS(1)	0.26	0.23
Diluted EPS(1)	0.26	0.23
Adjusted diluted EPS(1)	0.28	0.24
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends` in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015

Operating income	70.3	61.4
Adjustment for:
Restructuring and acquisition-related costs	6.8	1.5
Adjusted operating income	77.1	62.9

Operating margin	11.8%	9.6%
Adjusted operating margin	13.0%	9.9%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015

Net earnings	63.2	56.0
Restructuring and acquisition-related costs	6.8	1.5
Depreciation and amortization	34.7	29.4
Financial expenses, net	4.9	2.9
Income tax expense	2.2	2.4
Adjusted EBITDA	111.8	92.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.29

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended
	April 3,	April 5,
(in $ millions)	2016	2015

Cash flows used in operating activities	(20.5)	(25.1)
Cash flows used in investing activities	(37.9)	(186.3)
Adjustment for:
Business acquisition	-	103.4
Free cash flow	(58.4)	(108.0)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	April 3, 2016	January 3, 2016

Long-term debt and total indebtedness	584.0	375.0
Cash and cash equivalents	(53.5)	(50.7)
Net indebtedness	530.5	324.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 3,	January 3,
	2016	2016

Current assets:
Cash and cash equivalents	$53,450	$50,675
Trade accounts receivable	434,315	306,132
Inventories (note 4)	861,857	851,033
Prepaid expenses, deposits, and other current assets	43,853	42,934
Assets held for sale	2,840	2,840
Total current assets	1,396,315	1,253,614

Non-current assets:
Property, plant and equipment	1,045,957	1,044,389
Intangible assets	332,198	336,753
Goodwill	190,626	190,626
Deferred income taxes	1,829	2,793
Other non-current assets	7,758	6,105
Total non-current assets	1,578,368	1,580,666

Total assets	$2,974,683	$2,834,280

Current liabilities:
Accounts payable and accrued liabilities	$253,405	$232,268
Income taxes payable	1,757	953
Total current liabilities	255,162	233,221

Non-current liabilities:
Long-term debt (note 5)	584,010	375,000
Other non-current liabilities	40,343	37,616
Total non-current liabilities	624,353	412,616

Total liabilities	879,515	645,837

Equity:
Share capital	147,943	150,497
Contributed surplus	23,963	14,007
Retained earnings	1,930,477	2,022,846
Accumulated other comprehensive income	(7,215)	1,093
Total equity attributable to shareholders of the Company	2,095,168	2,188,443

Total liabilities and equity	$2,974,683	$2,834,280

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	April 3,	April 5,
	2016	2015

Net sales	$593,290	$636,191
Cost of sales	436,920	496,263

Gross profit	156,370	139,928

Selling, general and administrative expenses	79,238	77,066
Restructuring and acquisition-related costs (note 6)	6,828	1,489

Operating income	70,304	61,373

Financial expenses, net (note 7(b))	4,870	2,947

Earnings before income taxes	65,434	58,426

Income tax expense	2,200	2,397

Net earnings	63,234	56,029

Other comprehensive income (loss), net of related income taxes (note 9):
Cash flow hedges	(8,308)	2,711

Comprehensive income	$54,926	$58,740

Earnings per share (note 10):
Basic	$0.26	$0.23
Diluted	$0.26	$0.23

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended April 3, 2016 and April 5, 2015
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443

Share-based compensation	-	-	3,924	-	-	3,924
Shares issued under employee share
purchase plan	14	370	-	-	-	370
Shares issued pursuant to exercise of
stock options	17	198	(71)	-	-	127
Shares issued or distributed pursuant to
vesting of restricted share units	6	131	(131)	-	-	-
Shares repurchased for cancellation	(5,240)	(3,253)	-	-	(136,856)	(140,109)
Change in classification of non-Treasury
RSUs to equity-settled (note11(b))	-	-	6,234	-	-	6,234
Dividends declared	-	-	-	-	(18,747)	(18,747)
Transactions with shareholders of the
Company recognized directly in equity	(5,203)	(2,554)	9,956	-	(155,603)	(148,201)

Cash flow hedges (note 9)	-	-	-	(8,308)	-	(8,308)
Net earnings	-	-	-	-	63,234	63,234
Comprehensive income (loss)	-	-	-	(8,308)	63,234	54,926

Balance, April 3, 2016	238,369	$147,943	$23,963	$(7,215)	$1,930,477	$2,095,168

Balance, January 4, 2015	241,056	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172

Share-based compensation	-	-	3,113	-	-	3,113
Shares issued under employee share
purchase plan	13	374	-	-	-	374
Shares issued pursuant to exercise of
stock options	45	697	(233)	-	-	464
Shares issued or distributed pursuant to
vesting of restricted share units	419	4,042	(4,042)	-	-	-
Dividends declared	-	-	46	-	(16,080)	(16,034)
Transactions with shareholders of the
Company recognized directly in equity	477	5,113	(1,116)	-	(16,080)	(12,083)

Cash flow hedges (note 9)	-	-	-	2,711	-	2,711
Net earnings	-	-	-	-	56,029	56,029
Comprehensive income	-	-	-	2,711	56,029	58,740

Balance, April 5, 2015	241,533	$113,338	$28,855	$(3,697)	$1,790,333	$1,928,829

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	April 3,	April 5,
	2016	2015

Cash flows from (used in) operating activities:
Net earnings	$63,234	$56,029
Adjustments to reconcile net earnings to cash flows
from (used in) operating activities (note 11(a))	41,504	35,607
	104,738	91,636
Changes in non-cash working capital balances:
Trade accounts receivable	(127,326)	(123,884)
Income taxes	810	(2,720)
Inventories	(10,545)	37,633
Prepaid expenses and deposits other current assets	(1,609)	(895)
Accounts payable and accrued liabilities	13,409	(26,919)
Cash flows used in operating activities	(20,523)	(25,149)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(31,829)	(82,131)
Purchase of intangible assets	(6,218)	(1,437)
Business acquisition	-	(103,370)
Proceeds on disposal of assets held for sale and property, plant and equipment	138	600
Cash flows used in investing activities	(37,909)	(186,338)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	209,010	219,000
Dividends paid	(18,747)	(32,125)
Proceeds from the issuance of shares	459	804
Repurchase and cancellation of shares	(129,805)	-
Cash flows from financing activities	60,917	187,679

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	290	(1,009)
Net increase (decrease) in cash and cash equivalents during the period	2,775	(24,817)
Cash and cash equivalents, beginning of period	50,675	85,098
Cash and cash equivalents, end of period	$53,450	$60,281

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,797	$1,640
Income taxes, net of refunds	386	2,785

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 3, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three months ended April 3, 2016 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2015 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 4, 2016.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

4. INVENTORIES:

	April 3,	January 3,
	2016	2016

Raw materials and spare parts inventories	$122,262	$119,826
Work in progress	47,658	54,737
Finished goods	691,937	676,470
	$861,857	$851,033

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion which matures in April 2021. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). As at April 3, 2016, $410.0 million (January 3, 2016 - $375.0 million) was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.6%. In addition, an amount of $24.9 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 3, 2016.

In addition, during March 2016, the Company entered into a new unsecured long-term bank credit facility of $300 million which matures in March 2018. The facility has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. Amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread of 1.0% during the revolving period and 1.25% during the term-out period. As at April 3, 2016, $174.0 million was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.4%. The $300 million long-term bank credit facility requires the Company to comply with the same covenants as the $1 billion revolving long-term bank credit facility described above.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	April 3,	April 5,
	2016	2015

Employee termination and benefit costs	$1,132	$98
Exit, relocation and other costs	4,994	565
Loss on disposal of property, plant and equipment	618	-
Remeasurement of contingent consideration in
connection with a business acquisition	84	193
Acquisition-related transaction costs	-	633
	$6,828	$1,489

Restructuring and acquisition-related costs for the three months ended April 3, 2016 relate primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions.

Restructuring and acquisition-related costs for the three months ended April 5, 2015 relate primarily to costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended
	April 3,	April 5,
	2016	2015

Depreciation of property, plant and equipment	$29,842	$25,429
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(279)	(989)
Depreciation of property, plant and equipment included in net earnings	29,563	24,440
Amortization of intangible assets, excluding software	4,343	4,282
Amortization of software	794	693
Depreciation and amortization included in net earnings	$34,700	$29,415

Property, plant and equipment includes $77.8 million (January 3, 2016 - $75.6 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:

	Three months ended
	April 3,	April 5,
	2016	2015

Interest expense on financial liabilities recorded at amortized cost	$1,866	$1,385
Bank and other financial charges	998	956
Interest accretion on discounted provisions	83	81
Foreign exchange loss	1,923	525
	$4,870	$2,947

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	April 3,	January 3,
	2016	2016

Financial assets
Amortized cost:
Cash and cash equivalents	$53,450	$50,675
Trade accounts receivable	434,315	306,132
Other current assets included in prepaid expenses, deposits and
other current assets	21,183	25,140
Long-term non-trade receivables included in other non-current assets	2,219	2,372
Derivative financial instruments designated as effective hedging instruments
included in prepaid expenses, deposits and other current assets	3,445	4,034
Derivative financial instruments included in prepaid expenses, deposits
and other current assets - total return swap	576	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$243,555	$230,739
Long-term debt - bearing interest at variable rates	584,010	375,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable and accrued liabilities	9,850	1,529
Contingent consideration included in other non-current liabilities	6,514	5,919

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017. The contingent consideration is classified as a financial liability and is included in other non-current liabilities. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

9. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended
	April 3,	April 5,
	2016	2015

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(1,832)	$618
Commodity price risk	(6,121)	435

Income taxes	18	(7)

Amounts reclassified from OCI to inventory, related to commodity price risk	55	2,543

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(1,402)	(377)
Selling, general and administrative expenses	338	-
Financial expenses, net	632	(509)
Income taxes	4	8
Other comprehensive income (loss)	$(8,308)	$2,711

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended April 3, 2016.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended April 3, 2016.

For the three months ended April 3, 2016, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at April 3, 2016, accumulated other comprehensive loss of $7.2 million consisted of net deferred losses on commodity option contracts of $7.0 million and net deferred losses on forward foreign exchange contracts of $0.2 million. Approximately $3.4 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	April 3,	April 5,
	2016	2015

Net earnings - basic and diluted	$63,234	$56,029

Basic earnings per share:
Basic weighted average number of common shares outstanding	242,637	241,360
Basic earnings per share	$0.26	$0.23

Diluted earnings per share:
Basic weighted average number of common shares outstanding	242,637	241,360
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	718	2,153
Diluted weighted average number of common shares outstanding	243,355	243,513
Diluted earnings per share	$0.26	$0.23

Excluded from the above calculation for the three months ended April 3, 2016 are 858,153 stock options (2015 - 296,202) and 71,919 Treasury RSUs (2015 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	April 3,	April 5,
	2016	2015

Depreciation and amortization (note 7(a))	$34,700	$29,415
Restructuring charges related to property, plant and equipment (note 6)	618	-
Loss on remeasurement of contingent consideration in connection
with a business acquisition (note 6)	84	193
Loss (gain) on disposal of property, plant and equipment	70	(177)
Share-based compensation	3,962	3,147
Deferred income taxes	967	2,103
Unrealized net loss on foreign exchange and financial derivatives	95	753
Timing differences between settlement of financial derivatives and
transfer of deferred loss in accumulated OCI to net earnings	102	1,396
Other non-current assets	(1,653)	(563)
Other non-current liabilities	2,559	(660)
	$41,504	$35,607

(b)	Variations in non-cash transactions:
	Three months ended
	April 3,	April 5,
	2016	2015

Dividends declared included in dividends payable	$-	$(16,091)
Shares repurchased for cancellation	(10,304)	-
Change in classification of non-Treasury RSUs to equity-settled (1)	6,234	-
Additions to property, plant and equipment and intangible assets
included in accounts payable and accrued liabilities	(5,229)	(554)
Settlement of pre-existing relationship	-	8,378
Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	-	46
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	202	4,275

(1) As of January 3, 2016, all non-Treasury RSUs are accounted for as equity-settled awards. As a result, the Company reclassified $6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 3, 2016 of non-Treasury RSU awards previously accounted for as cash-settled awards. This reclassification did not result in the recognition of incremental share-based compensation expense.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

12. CONTINGENT LIABILITIES:

Claims and Litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2015 audited annual consolidated financial statements.

	Three months ended
	April 3,	April 5,
	2016	2015

Segmented net sales:
Printwear	$392,135	$431,261
Branded Apparel	201,155	204,930
Total net sales	$593,290	$636,191

Segment operating income:
Printwear	$85,162	$83,959
Branded Apparel	14,860	2,158
Total segment operating income	$100,022	$86,117

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$100,022	$86,117
Amortization of intangible assets, excluding software	(4,343)	(4,282)
Corporate expenses	(18,547)	(18,973)
Restructuring and acquisition-related costs	(6,828)	(1,489)
Financial expenses, net	(4,870)	(2,947)
Earnings before income taxes	$65,434	$58,426

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNDAUDITED)

14. EVENTS AFTER THE REPORTING PERIOD:

On May 4, 2016, the Company announced that it signed a definitive agreement to acquire 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (Alstyle), which constitute the apparel division of Ennis, Inc., for cash consideration of $110 million. The acquisition will be financed by the utilization of the Company’s long-term bank credit facilities. The acquisition is subject to regulatory and customary closing conditions and is expected to close before the end of June 2016. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada and Mexico and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.45